UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C.  20549

FORM 11-K

[ X ]            ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the plan year ended December 31, 2006

OR

[    ]            TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from    to   .

Commission file number 1-15929

SAVINGS PLAN FOR EMPLOYEES OF
FLORIDA PROGRESS CORPORATION
Full title plan and the address of the
Plan, if different from that of the issuer named below

Progress Energy, Inc.
410 South Wilmington Street
Raleigh, North Carolina 27601-1748
Name of issuer of the securities held pursuant to the
plan and address of its principal executive office

SAVINGS PLAN FOR EMPLOYEES OF FLORIDA PROGRESS CORPORATION

Note: All other schedules required by Section 2520.130-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Participants and Administrator of
Savings Plan for Employees of Florida Progress Corporation

We have audited the accompanying statements of net assets available for benefits of the Savings Plan for Employees of Florida Progress Corporation (the “Plan”) as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This schedule is the responsibility of the Plan's management.  Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2006 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Raleigh, North Carolina
June 26, 2007

SAVINGS PLAN FOR EMPLOYEES OF FLORIDA PROGRESS CORPORATION

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2006 AND 2005

(in thousands)	2006	2005
ASSETS
Participant-directed investments – at fair value	$275,042	$272,485
Receivables:
Employer contributions	-	134
Participant contributions	392	343
Total receivables	392	477
NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	275,434	272,962
Adjustment from fair value to contract value for fully benefit-
responsive investment contracts	839	1,294
NET ASSETS AVAILABLE FOR BENEFITS	$276,273	$274,256

See Notes to Financial Statements.

SAVINGS PLAN FOR EMPLOYEES OF FLORIDA PROGRESS CORPORATION

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2006

(in thousands)
ADDITIONS
Contributions:
Employer contributions	$3,527
Participant contributions	10,668
Total contributions	14,195
Investment income:
Interest and dividend income	11,226
Net appreciation in fair value of investments	16,519
Other	31
Total investment income	27,776
Total additions	41,971
DEDUCTIONS
Benefits paid to participants	39,916
Administrative expenses	38
Total deductions	39,954
INCREASE IN NET ASSETS	2,017
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of period	274,256
End of period	$276,273

See Notes to Financial Statements.

SAVINGS PLAN FOR EMPLOYEES OF FLORIDA PROGRESS CORPORATION

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2006 AND 2005 AND FOR
THE YEAR ENDED DECEMBER 31, 2006

1.	DESCRIPTION OF PLAN

The following description of the Savings Plan for Employees of Florida Progress Corporation (the “Plan”) provides only general information. Participants should refer to the Savings Plan document, as amended, which is part of the Employee Handbook and the Plan document booklet, which is part of the enrollment package from The Vanguard Group, Inc., the record keeper for the Plan (“Vanguard”), for more complete descriptions of the Plan’s provisions.

General Information Regarding the Plan

The Plan is a qualified defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Individuals classified as bargaining unit employees of Florida Power Corporation d/b/a Progress Energy Florida, Inc. (the “Company”), a wholly owned subsidiary of Florida Progress Corporation (“Florida Progress”),  are eligible to participate in the Plan.  Florida Progress is a wholly owned subsidiary of Progress Energy, Inc. (“Progress Energy”). Upon employment, participants are immediately eligible to make contributions (either pre-tax or after-tax). Employees become eligible to receive matching employer contributions on employee contributions immediately upon participation in the Plan. Participation in the Plan is voluntary. The Company's Chief Executive Officer appoints the Savings Plan for Employees of Florida Progress Corporation Administrative Committee (the "Committee").  The Committee discharges its duties in accord with the terms of the Plan documentation.  Vanguard Fiduciary Trust Company (“VFTC”) serves as the Trustee of the Plan.  The Plan was amended and restated effective January 1, 2006 to comply with various Internal Revenue Service (“IRS”) and Department of Labor (“DOL”) requirements.

Contributions

Eligible employees may elect to contribute from 1 percent to 20 percent of their annual base pay as defined in the Plan, subject to certain Internal Revenue code (“IRC”) limitations. Eligible employees may elect to have these contributions deducted on either a pre-tax basis and/or after-tax basis not to exceed 20 percent. The Company contributes each pay period an amount equal to 75 percent of the participant’s contributions, up to 6 percent of base pay, for those eligible to receive Company contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Participant Accounts

Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, the Company’s matching contributions, and investment  earnings/losses and charged with withdrawals, and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

Investment of Funds

Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers ten mutual funds, one common collective trust fund, the Progress Energy Contingent Value Obligations fund (the “CVO Fund”) and Progress Energy common stock as investment options for participants.

Contingent Value Obligations

Pursuant to an acquisition of Florida Progress by Progress Energy during 2000, participants with investments in the Florida Progress Stock Fund were given the option of either cashing in their investments or exchanging their existing Florida Progress Stock Fund shares for shares of the Progress Energy common stock and cash. In addition, Florida Progress Stock Fund shareholders received shares of the CVO Fund. The CVO Fund invests in contingent value obligations, each of which represents the right to receive contingent payments based on the performance of four synthetic fuels facilities owned by Progress Energy. Subsequently, one of these synthetic fuels facility was sold by Progress Energy in 2007. While the Plan does not allow additional contributions to the CVO Fund, participants are permitted to withdraw or exchange out all or a portion of their account balance in accordance with applicable Plan provisions.

Vesting

Participants are vested immediately in their regular savings and 401(k) contributions and earnings thereon. The Company match account and the earnings thereon vest gradually based on the following Years of Continuous Service schedule:

Vested
Years of Continuous Service	Percentage
Less than two	0%
Two but less than three	25
Three but less than four	50
Four but less than five	75
Five or more	100

A year of continuous service is earned when a participant works at least 1,000 hours in a calendar year. A participant will also become fully vested in the employer contributions and earnings thereon upon death, disability, attainment of normal retirement or termination of the Plan.

Participants are 100 percent vested in all dividends earned on amounts invested in the Progress Energy common stock. Dividends not distributed in cash to the participant are invested in Progress Energy common stock with the Plan.

Participant Loans

All actively employed Plan participants with available account balances may apply for a loan from their own Plan account. The amount of any loan shall not be less than $500 nor exceed the lesser of $50,000 or one-half of the participant’s vested Plan account balance. The loan amount will be placed in a separate Loan fund within the participant’s account. The loans are secured by the balance in the participants account. A participant is permitted a maximum of four outstanding loans at any one time. Each new loan shall bear a fixed rate of interest. The interest rate is determined on a quarterly basis, by taking the higher of the current prime rate or the Florida Saving Certificate of Deposit rate as published in The Wall Street Journal, increased by 150 basis points and rounded up to the next quarter point. Based on this method of determining the interest rate for the initiation of new loans each quarter, there were outstanding loans with interest rates ranging from 4.25% to 9.50% at December 31, 2006. Interest charged on participant loans is credited to the individual participant accounts.

A participant can choose repayment terms on a new loan ranging from six to 60 months. Repayments are made via payroll deduction for active regular employees, by Automated Clearing House payment for active temporary employees and by direct payment to the Plan for active employees on unpaid leaves of absence. Additionally, participants can elect to prepay all or a portion of their outstanding loan balance at any time during the term of the loan. Repayments are returned to each participant account (reducing the outstanding Participant Loan Fund balance). Excess loan repayments of principal and interest over new loans issued during the year are reflected as interfund transfers for reinvestment to the respective investment funds. New loans are reflected as transfers out of the investment funds to the Participant Loan Fund.

Payment of Benefits

Upon separation of service due to termination, disability or retirement, participants may leave their account balance within the Plan if their vested balance is greater than $1,000; elect to receive a lump-sum amount equal to the value of their account balance, or select from a menu of installment payment options. Effective January 1, 2006, temporary employees may elect to defer distribution of their accounts for a maximum of 12 months from the date of termination. If termination of employment is due to death and the vested account balance is $5,000 or less, a lump sum payment will be made to the participant’s beneficiary as soon as administratively practicable.

Although no further participant contributions or partial withdrawals are allowed, terminated or retired employees may continue to exchange amounts among the investment options.

An active participant can apply for a hardship withdrawal from the before-tax savings of their account within the limits specified by the IRS. A participant must supply documentation and satisfy certain requirements as outlined in the Plan document with regard to the hardship in order to have the request for the withdrawal approved. The amount of the withdrawal cannot exceed the vested amount of the employee contributions. The requested withdrawal amount cannot exceed the amount needed to satisfy the hardship.

Forfeited Accounts

Forfeited matching allocations may be used by the Plan to pay Plan expenses or to reduce future matching allocations otherwise required from the Company.  At December 31, 2006 and 2005, the forfeited non-vested account totaled $274,151 and $379,728, respectively. During the years ended December 31, 2006 and 2005, forfeited matching allocations and associated reinvested earnings reused to offset employer contributions were $310,904 and $166,002, respectively.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Risks and Uncertainties

The Plan utilizes various investment instruments including mutual funds, common collective trust funds and common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

New Accounting Standard

The financial statements reflect the retroactive adoption of Financial Accounting Standards Board Staff Position, AAGINV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”). As required by the FSP, the statement of net assets available for benefits presents common collective trust funds with underlying investments in certain types of investment contracts at fair value as well as an additional line item showing an adjustment of fully benefit-responsive contracts from fair value to contract value.  The statement of changes in net assets available for benefits is presented on a contract value basis and was not affected by the adoption of the FSP.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end.  Common collective trust funds are stated at fair value as determined by the issuer of the common collective trust funds based on the fair value of the underlying investments.  Common collective trust funds with underlying investments in investment contracts are valued at the fair value of the underlying investments and then adjusted by the issuer to contract value. Progress Energy's common stock is valued at its closing market price as of the end of the day. The CVO Fund is valued at its year-end unit closing prices (constituting market value of shares owned or CVOs, respectively, plus uninvested cash position). CVOs are valued at their last traded price, which management believes is an estimate of their fair value at the valuation date. CVOs do not trade frequently. Therefore, the values presented are not necessarily indicative of what the Plan could have recognized if CVOs were traded on the valuation date. Participant loans are valued at the outstanding loan balances.

The Vanguard Retirement Savings Trust is a collective investment trust fund that invests solely in the Vanguard Retirement Savings Master Trust (the “Master Trust”). The underlying investments of the Master Trust are primarily in a pool of investment contracts that are issued by insurance companies and commercial banks and in contracts that are backed by high-quality bonds, bond trusts and bond mutual funds.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.  Contract value represents contributions made to the fund, plus earnings, less participant withdrawals.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in the mutual funds and common collective trust fund are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Capital gain distributions are included in dividend income. When Progress Energy common stock is distributed from the Progress Energy common stock  to participants in settlement of their accounts, distributions are recorded at the value of shares distributed.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

Administrative Expenses

Administrative expenses of the Plan are paid by the Plan or the Company as provided in the Plan document.

3.	INVESTMENTS

The Plan’s investments at fair value that represented 5 percent or more of the Plan’s net assets available for benefits at December 31, 2006 and 2005 were as follows:

(dollars in thousands)	2006	2005
Goldman Sachs Growth Opportunities Fund, 1,084,463 and 1,191,044
Shares, respectively	$24,346	$26,382
Vanguard 500 Index Fund, 331,753 and 369,236 shares, respectively	43,324	42,433
Vanguard LifeStrategy Moderate Growth Fund, 701,300 shares	14,278	*
Vanguard Retirement Savings Trust, 87,995,704 and 99,405,411
units, respectively	87,157	98,112
Progress Energy, Inc. Common Stock, 855,385 and 905,019
shares, respectively	$41,982	$39,752
*Balance is less than five percent of the Plan’s net assets available for benefits as of the end of the year.

During the Plan year ended December 31, 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

(in thousands)
Mutual Funds:
American Funds Growth Fund (R5)	$156
Dodge & Cox Stock Fund	1,059
Goldman Sachs Growth Opportunities Fund	299
Vanguard 500 Index Fund	5,331
Vanguard Extended Market Index Fund	1,101
Vanguard International Growth Fund	680
Vanguard LifeStrategy Conservative Growth Fund	251
Vanguard LifeStrategy Growth Fund	1,537
Vanguard LifeStrategy Moderate Growth Fund	1,328
Vanguard Total Bond Market Index Fund	(39
Progress Energy, Inc. Contingent Value Obligations	164
Progress Energy, Inc. Common Stock	4,652
Net appreciation in fair value of investments	$16,519

4.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

An affiliate of VFTC manages certain Plan investments. VFTC is the trustee as defined by the Plan and therefore these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

At December 31, 2006 and 2005, the Plan held 855,385 and 905,019 shares, respectively, of Progress Energy common stock, the sponsoring employer, with a cost basis of $42.0 million and $39.8 million respectively. During the year ended December 31, 2006, the Plan recognized $2.2 million of dividend income related to Progress Energy common stock.

U.S. Trust Company, National Association (“U.S. Trust”) serves as an independent fiduciary of the CVO Fund. Among other responsibilities, U.S. Trust instructs VFTC as to the management and dispositions of the CVO Fund. Transactions in the CVO Fund qualify as party-in-interest transactions.

5.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provision set forth in ERISA. In the event that the Plan is terminated, participants would become 100 percent vested in their accounts.

6.	FEDERAL INCOME TAX STATUS

The Plan obtained its latest determination letter on July 23, 2002, in which the IRS stated that the Plan and Trust, as then designed, was in compliance with the applicable requirements of the IRC.  The Plan was restated and amended on January 1, 2006.  A determination letter application is currently pending before the IRS. The Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, it is believed that the Plan is qualified and related Trust is tax-exempt as of the financial statement date. As such, no provision for income taxes has been included in the Plan’s financial statements.

7.        VOLUNTARY COMPLIANCE RESOLUTION

The Plan filed an application for a compliance statement from the IRS under the Voluntary Correction Program with respect to operating the Plan in accordance with its provisions regarding elections for catch-up contributions.  The IRS issued a Voluntary Correction Program Compliance Statement dated February 22, 2007.  The Plan has been amended to comply with the compliance statement.

8.        RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2006.

(in thousands)	2006	2005
Net assets available for benefits per the financial statements	$276,273	$274,256

Adjustments from contract value to fair market value for
fully benefit-responsive investment contracts	(839	(1,294
Net assets available for benefits per the Form 5500	$275,434	$272,962

The following is a reconciliation of total additions per the financial statements to total income per the 5500 for the year ended December 31, 2006; no reconciliation was necessary for the year ended December 31, 2005.

(in thousands)
Total additions per the financial statements	$41,971

Adjustments from contract value to fair value for
fully benefit-responsive investment contracts	(839)
Total income per the Form 5500	$41,132

SUPPLEMENTAL SCHEDULE

SAVINGS PLAN FOR EMPLOYEES OF FLORIDA PROGRESS CORPORATION

FORM 5500 SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
AS OF DECEMBER 31, 2006

	(in thousands)
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value

	American Funds Growth Fund (R5)	Mutual Fund	**	$2,963
	Dodge & Cox Stock Fund	Mutual Fund	**	11,627
	Goldman Sachs Growth Opportunities Fund	Mutual Fund	**	24,346
*	Vanguard 500 Index Fund	Mutual Fund	**	43,324
*	Vanguard Extended Market Index Fund	Mutual Fund	**	9,790
*	Vanguard International Growth Fund	Mutual Fund	**	9,240
*	Vanguard LifeStrategy Conservative Growth Fund	Mutual Fund	**	3,794
*	Vanguard LifeStrategy Growth Fund	Mutual Fund	**	13,111
*	Vanguard LifeStrategy Moderate Growth Fund	Mutual Fund	**	14,278
*	Vanguard Total Bond Market Index Fund	Mutual Fund	**	5,577
*	Vanguard Retirement Savings Trust	Common/Collective Trust	**	87,157
*	Progress Energy, Inc.	Common Stock	**	41,982
*	Progress Energy, Inc.	Contingent Value Obligations	**	179
*	Various Participants	Loans to plan participants (maturing 2006 to 2010 at interest rates of 4.25% - 9.50%)	**	7,674
	Total			$275,042

*	Party-in-interest
**	Cost information is not required for participant-directed investments, and therefore, is not included.

SIGNATURE

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the Savings Plan for Employees of Florida Progress Corporation Plan Administrative Committee has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

SAVINGS PLAN FOR EMPLOYEES OF
FLORIDA PROGRESS CORPORATION ADMINISTRATIVE COMMITTEE

/s/ Anne M. Huffman, Chair
Anne M. Huffman, Chair
Savings Plan For Employees of Florida
Progress Corporation Administrative Committee
Date: June 26, 2007

INDEX TO EXHIBITS

Exhibit Number

Exhibit No. 23                                Consent of Deloitte & Touche LLP